(LETTERHEAD OF ADAMS AND REESE LLP)
April 9, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Cumberland Pharmaceuticals Inc. Amendment No. 16 to Registration Statement on Form S-1/A File No. 333-142535 Filed March 18, 2009
Ladies and Gentlemen:
     We are responding to comments received in a letter dated March 30, 2009 from Mr. Jeff Riedler to A.J. Kazimi of Cumberland Pharmaceuticals Inc. with respect to Amendment No. 16 to Registration Statement on Form S-1/A filed March 18, 2009. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter.
     The following paragraphs set forth the responses of Cumberland Pharmaceuticals Inc. (the “Company”) to the comments contained in Mr. Riedler’s letter of March 30, 2009.
Amendment No. 16 to Registration Statement on Form S-1/A
Compensation
Compensation Discussion and Analysis, page 75
Our executive compensation programs, page 77
1.
We note your response to Comment 4 and reissue the comment in part. We note your statement on page 77, “[t]he committee then determines adjustments in each element of compensation paid to our named executive officers based on a review of annually established corporate and individual objectives.” Please revise to provide a more specific discussion of the corporate objectives and each officer’s individual objectives. If the objectives included targets or were quantified, then the discussion should be quantified and/or should identify the

Adams And Reese llp
United States Securities and Exchange Commission
April 9, 2009

targets. Please state whether these targets were achieved, and how this information was used by the compensation committee to adjust each element of compensation paid.
     Response: The Company has complied with this request by inserting three new paragraphs on page 77 to provide a more specific discussion of corporate and individual objectives and performance and evaluation of these issues by the compensation committee.
     We would welcome the opportunity to discuss any questions you may have. I can be reached, at your convenience, at (615) 259-1479. In my absence, please ask to speak with Kolin Holladay or Virginia Boulet.
Sincerely,
ADAMS AND REESE LLP
/s/ Martin S. Brown, Jr.
Martin S. Brown, Jr.

MSB/jf Enclosure
cc:	Ms. Rose Zukin, United States Securities and Exchange Commission Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc. Donald J. Murray, Esq., Dewey & LeBoeuf LLP, Counsel to the underwriters